NeoMedia Technologies, Inc. 100 West Arapahoe Avenue, Suite 9 Boulder, CO 80302 USA T: +1 303 546 7946 www.neom.com

November 22, 2013

Stephen G. Krikorian

Accounting Branch Chief

Division of Corporate Finance

US Securities & Exchange Commission

Delivered via email - krikorians@sec.gov

Dear Mr. Krikorian,

Re:	File No. 000-21743

NeoMedia Technologies, Inc.

We are receipt of your request dated November 22, 2013. Given travel schedules of key staff who would be required to complete this response, we kindly request an extension until Friday, December 20, 2013.

Please confirm that this is acceptable.

Regards,

/s/ Laura Marriott

Laura Marriott